SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
September 21, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑         Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐         No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

     This Report on Form 6-K dated September 21, 2007 contains a press release of Infineon Technologies AG announcing further details on the reduction of its interest in Qimonda.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: September 21, 2007	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board
and Chief Executive Officer

	By:	/s/ Peter J. Fischl

Peter J. Fischl
Member of the Management Board
and Chief Financial Officer

N e w s    R e l e a s e / P r e s s e i n f o r ma t i o n
NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. PERSONS
Infineon announces further details on the reduction of its interest in Qimonda
Neubiberg, Germany — September 21, 2007 — Infineon (FSE/NYSE: IFX) today announced that it had, together with the lead underwriters, fixed the issue price and size of its sale of Qimonda American Depository Shares (ADS), as well as the final conditions for the exchangeable bond and the volume of the related share lending agreement.
For the sale of Qimonda-ADSs, the issue price is US $10.92 per ADS. In total, 25 million ADSs were placed in the market, representing an aggregate issue size of 194 million Euros. Infineon’s interest in Qimonda has been reduced to 78.6 percent. This figure does not take into account exercise of the greenshoe option of an additional 3.75 million shares. Should this option be exercised in full, Infineon’s share in Qimonda would decline further to 77.5%.
In parallel, Infineon Technologies Investment B.V., a wholly owned subsidiary of Infineon Technologies AG, issued an exchangeable bond in the amount of Euro 190 million. The coupon of the three-year exchangeable bond is 1.375 percent per year. The exchange price is US $14.74 for each Qimonda ADS, corresponding to an exchange premium of 35 percent. If all bondholders exercise their exchange rights, Infineon would deliver 18.1 million Qimonda ADSs, equivalent to approximately 5.3 percent of Qimonda’s share capital. This does not take into account an additional greenshoe option on the exchangeable bond of Euro 25 million with an additional 2.4 million underlying Qimonda shares. Should the greenshoe option be exercised and should all bondholders exercise their exchange rights also for the greenshoe portion, then the percentage of Infineon’s Qimonda holding placed through the exchangeable bond would increase to 6.0 percent.
Concurrently with these transactions, Infineon has loaned an affiliate of U.S. investment bank JP Morgan Securities, 3.6 million Qimonda ADSs ancillary to the placement of the exchangeable bond which were all placed as part of the Qimonda ADSs sale.
Investment banks Citi, Credit Suisse and JPMorgan acted as joint bookrunners on both the sale of Qimonda ADSs and the exchangeable bond.

This news release does not constitute an offer of the exchangeable bonds for sale in the United States. The exchangeable bonds have not been registered under the U.S. Securities Act of 1933, as amended (the “Act”) and may not be offered or sold in the United States or to or for the account of U.S. persons unless the securities are registered under the Act, or an exemption from the registration requirements of the Act is available.
A copy of the prospectus relating to the ADSs may be obtained from Citi, Brooklyn Army Terminal, 140 58 th Street, 8 th floor, Brooklyn, NY 11220 (Tel: +1-718-765-6732), Credit Suisse, Prospectus Department, One Madison Avenue, New York, NY 10010, (Tel: +1-800-221-1037) or JPMorgan, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 (Tel: +1-718-242-8002). It may also be accessed through Infineon’s website at www.infineon.com, Qimonda’s website at www.qimonda.com or directly through the U.S. Securities and Exchange Commission at www.sec.gov/.
This news release contains forward-looking statements about our future business. These forward-looking statements include statements relating to financing measures Infineon and Qimonda may undertake. These forward-looking statements are subject to a number of uncertainties including those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on November 30, 2006. Infineon does not assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications and security. In fiscal year 2006 (ending September), the company achieved sales of Euro 7.9 billion (including Qimonda sales of Euro 3.8 billion) with approximately 42,000 employees worldwide (including approximately 12,000 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the US from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/

For the Finance and Business Press: INFXX200709.092e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com